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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                               Landec Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    514766104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

SEC 1745 (3-98)               Page 1 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        Chase Venture Capital Associates, LLC
        (f/k/a Chase Venture Capital Associates, L.P.)
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------
                           5.     Sole Voting Power
                                  1,306,817
      Number of            -----------------------------------------------------
        Shares             6.     Shared Voting Power
     Beneficially                 35,434
       Owned by            -----------------------------------------------------
         Each              7.     Sole Dispositive Power
      Reporting                   1,306,817
        Person             -----------------------------------------------------
        With:              8.     Shared Dispositive Power
                                  35,434
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,342,251
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
        10.0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person (See Instructions)
        LLC
--------------------------------------------------------------------------------

SEC 1745 (3-98)               Page 2 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------

        Preliminary Note: The information set forth in Item 2 herein has been adjusted to reflect a change in the name and controlling persons of the Reporting Person.

Item 1.

         (a) Name of Issuer:
             --------------
             Landec Corporation

         (b) Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             3603 Haven Avenue
             Menlo Park, California  94025

Item 2.

         (a) Name of Person Filing:
             ---------------------
             Chase Venture Capital Associates, LLC

             Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b) Address of Principal Business Office or, if none, Residence:
             -----------------------------------------------------------
             380 Madison Avenue, 12th Floor
             New York, New York  10017

         (c) Citizenship:
             -----------
             See Row 4 on cover page.

         (d) Title of Class of Securities (of Issuer):
             ----------------------------------------
             Common Stock

         (e) CUSIP Number:
             ------------
             See top of cover page

Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             Not applicable.

Item 4.  Ownership

         (a) Amount Beneficially Owned:
             -------------------------
             1,342,251.

             This amount includes the following shares issuable upon the exercise by Mitchell Blutt, M.D. and Damion E. Wicker, M.D., directors of the Issuer, of options granted to them by the Issuer:
             (i) 3,478 shares issuable pursuant to options which became exercisable at a rate of 1/48 monthly from December 14, 1993 so long as Dr. Blutt remains a director of the Issuer, (ii) 3,478 shares issuable

SEC 1745 (3-98)               Page 3 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------

             pursuant to options which became exercisable at a rate of 1/4 at May 25, 1996 and 1/48 per month thereafter so long as Dr. Blutt remains a director of the Issuer, (iii) 5,000 shares issuable pursuant to options which became exercisable at a rate of 1/4 at January 26, 1997 and 1/48 per month thereafter as long as Dr. Blutt remains a director of the Issuer, (iv) 3,478 shares issuable pursuant to options granted to Dr. Wicker which are exercisable immediately, and (v) 20,000 shares issuable pursuant to options which are exercisable immediately so long as Dr. Wicker remains a director of the Issuer. Drs. Blutt and Wicker are obligated to exercise each of the foregoing options upon the request of the Reporting Person and are obligated to transfer to the Reporting Person all shares issued upon the exercise of any of the foregoing options.

         (b) Percent of Class:
             ----------------
             10.0% (as of December 31, 2000)

         (c) Number of shares as to which such person has:
             --------------------------------------------
             (i)      1,306,817
             (ii)     35,434
             (iii)    1,306,817
             (iv)     35,434

Item 5.  Ownership of Five Percent or Less of a Class

             Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not applicable.

Item 8.  Identification and Classification of Members of the Group

             Not applicable.

Item 9.  Notice of Dissolution of Group

             Not applicable.

Item 10. Certification

             Not applicable

SEC 1745 (3-98)               Page 4 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000


                                        CHASE VENTURE CAPITAL ASSOCIATES, LLC
                                        By: CHASE CAPITAL PARTNERS, its Manager


                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: Managing General Partner

SEC 1745 (3-98)               Page 5 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------

                                  EXHIBIT 2(a)
                                  ------------


Item 2.  Identity and Background.
--------------------------------

         This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

         Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         Ana Carolina Aidar
         John R. Baron
         Christopher C. Behrens
         Mitchell J. Blutt, M.D.
         David S. Britts
         Arnold L. Chavkin
         David Gilbert
         Eric Green
         Michael R. Hannon
         Donald J. Hofmann
         Jonathan Meggs
         Stephen P. Murray
         John M.B. O'Connor
         Robert Ruggiero
         Susan Segal
         Shahan D. Soghikian
         Lindsay Stuart
         Jeffrey C. Walker
         Timothy Walsh
         Rick Waters
         Damion E. Wicker, M.D.

         Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

SEC 1745 (3-98)               Page 6 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------

         The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

SEC 1745 (3-98)               Page 7 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------



                                                                      SCHEDULE A
                                                                      ----------


                            CHASE CAPITAL CORPORATION
                            -------------------------


                               Executive Officers
                               ------------------

Chief Executive Officer                         William B. Harrison, Jr. *
President                                       Jeffrey C. Walker**
Executive Vice President                        Mitchell J. Blutt, M.D. **
Vice President & Secretary                      Gregory Meredith*
Vice President and Treasurer                    Elisa R. Stein**
Vice President                                  Marcia Bateson**
Assistant Secretary                             Robert C. Carroll*
Assistant Secretary                             Anthony J. Horan*
Assistant Secretary                             Denise G. Connors*

                                    Directors
                                    ---------

                           William B. Harrison, Jr.*
                               Jeffrey C. Walker**

----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

SEC 1745 (3-98)               Page 8 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------


                                                                      SCHEDULE B
                                                                      ----------


                         THE CHASE MANHATTAN CORPORATION


                               Executive Officers
                               ------------------

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
             Frederick W. Hill, Director of Corporate Marketing and
                                 Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                  Jeffrey C. Walker, Senior Managing Director**

                                  Directors***
                                  ---------

                              Principal Occupation or Employment;
 Name                         Business or Residence Address
 ----                         --------------------------------------------------
 Hans W. Becherer             Chairman of the Board
                              Chief Executive Officer
                              Deere & Company
                              One John Deere Place
                              Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.        President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, New York  10019
--------------------------------------------------------------------------------
 Susan V. Berresford          President
                              The Ford Foundation
                              320 E. 43rd Street
                              New York, New York  10017
--------------------------------------------------------------------------------

----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.
** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.
*** Each of the persons named below is a citizen of the United States of America.

SEC 1745 (3-98)               Page 9 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------

                              Principal Occupation or Employment;
 Name                         Business or Residence Address
 ----                         --------------------------------------------------
 M. Anthony Burns             Chairman of the Board and
                              Chief Executive Officer
                              Ryder System, Inc.
                              3600 N.W. 82nd Avenue
                              Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller           Co-Chairman
                              BP Amoco p.l.c.
                              1111 Warrenville Road, Suite 25
                              Chicago, Illinois  60563
--------------------------------------------------------------------------------
 Melvin R. Goodes             Retired Chairman of the Board and CEO
                              Warner-Lambert Company
                              201 Tabor Road
                              Morris Plains, NJ  07950
--------------------------------------------------------------------------------
 William H. Gray, III         President and Chief Executive Officer
                              The College Fund/UNCF
                              9860 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.     President and Chief Executive Officer
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, New York  10017-2070
--------------------------------------------------------------------------------
 Harold S. Hook               Retired Chairman and Chief Executive Officer
                              American General Corporation
                              2929 Allen Parkway
                              Houston, Texas  77019
--------------------------------------------------------------------------------
 Helene L. Kaplan             Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue - Room 29-72
                              New York, New York 10022
--------------------------------------------------------------------------------
 Henry B. Schacht             Director and Senior Advisor
                              E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue, 10th Floor
                              New York, New York 10017
--------------------------------------------------------------------------------
 Walter V. Shipley            Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue
                              New York, New York  10017
--------------------------------------------------------------------------------
 Andrew C. Sigler             Retired Chairman of the Board and
                              Chief Executive Officer
                              Champion International Corporation
                              One Champion Plaza
                              Stamford, Connecticut  06921
--------------------------------------------------------------------------------
 John R. Stafford             Chairman, President and
                              Chief Executive Officer
                              American Home Products Corporation
                              5 Giralda Farms
                              Madison, New Jersey  07940
--------------------------------------------------------------------------------

SEC 1745 (3-98)               Page 10 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Landec Corporation                                 CUSIP No.: 514766104
------                                                      ---------

                              Principal Occupation or Employment;
 Name                         Business or Residence Address
 ----                         --------------------------------------------------
 Marina v.N. Whitman          Professor of Business Administration
                              and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI  48109-1220
--------------------------------------------------------------------------------
SEC 1745 (3-98)               Page 11 of 11 Pages